SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Veritone, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

92347M 10 0

(CUSIP Number)

Dr. Edgar Radjabli

Apis Capital Management LLC

777 South Flagler Drive Suite 800

West Palm Beach, FL, 33401

(561) 837-7311

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92347M 10 0	13D	Page 2 of 12

1	NAMES OF REPORTING PERSONS ACM Market Neutral Volatility Strategy Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 82,676 *
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 82,676 *

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,676 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.43% *
14	TYPE OF REPORTING PERSON (See Instructions) PN

*

Represents shares of Common Stock (as defined below) directly owned by ACM. Determination of the percentage beneficial ownership of the Reporting Person is based on 19,328,278 shares of Common Stock reported to be outstanding as of October 31, 2018 as disclosed in Veritone, Inc.’s Quarterly Report on Form 10-Q for the period ended September 30, 2018 filed on November 13, 2018.

CUSIP No. 92347M 10 0	13D	Page 3 of 12

1	NAMES OF REPORTING PERSONS Apis Ventures LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 92347M 10 0	13D	Page 4 of 12

1	NAMES OF REPORTING PERSONS Apis Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 82,676 *
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 82,676 *

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,676 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.43%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*

Represents shares of Common Stock directly owned by ACM. Determination of the percentage beneficial ownership of the Reporting Person is based on 19,328,278 shares of Common Stock reported to be outstanding as of October 31, 2018 as disclosed in Veritone, Inc.’s Quarterly Report on Form 10-Q for the period ended September 30, 2018 filed on November 13, 2018.

CUSIP No. 92347M 10 0	13D	Page 5 of 12

1	NAMES OF REPORTING PERSONS Dr. Edgar Radjabli
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 82,676 *
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 82,676 *

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,676 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.43%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

Represents shares of Common Stock directly owned by ACM. Determination of the percentage beneficial ownership of the Reporting Person is based on 19,328,278 shares of Common Stock reported to be outstanding as of October 31, 2018 as disclosed in Veritone, Inc.’s Quarterly Report on Form 10-Q for the period ended September 30, 2018 filed on November 13, 2018.

SCHEDULE 13D

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (“SEC”) on December 10, 2018, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on December 20, 2018 (as amended, the “Original Statement”), on behalf of the Reporting Persons, with respect to the shares of common stock, $0.001 par value per share, of Veritone, Inc., a Delaware corporation (“Veritone”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Statement.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Statement are hereby amended and restated as follows:

The shares of Common Stock beneficially owned by the Reporting Persons were purchased with working capital. ACM acquired an aggregate of 495,056 shares of Common Stock for total consideration of approximately $2,277,846 (excluding fees and commissions) in open market purchases. In addition, ACM acquired 257,400 shares of Common Stock upon the exercise of call options with a strike price of $2.50 and 136,800 shares of Common Stock upon the exercise of call options with a strike price of $5.00. ACM acquired call options referencing an aggregate of 1,082,700 shares of Common Stock for total consideration of approximately $2,013,486 (excluding fees and commissions) in open market purchases. Apis Capital acquired call options referencing an aggregate of 598,100 shares of Common Stock for total consideration of approximately $130,530 (excluding fees and commissions) in open market purchases. In addition, Apis Capital acquired an aggregate of 800 shares of Common Stock for total consideration of approximately $3,200 and acquired an aggregate of 33,000 shares of Common Stock upon the exercise of call options with a strike price of $2.50.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Statement is hereby amended and restated as follows:

(a), (b)     By virtue of their relationships, the Reporting Persons may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. As such, the Reporting Persons may be deemed to beneficially own in the aggregate 82,676 shares of Common Stock, representing approximately 0.43% of Veritone’s outstanding shares of Common Stock. The percentages of beneficial ownership in this Statement are based on 19,328,278 shares of Common Stock reported to be outstanding as of October 31, 2018 as disclosed in Veritone’s Quarterly Report on Form 10-Q for the period ended September 30, 2018 filed on November 13, 2018.

ACM beneficially owns and has shared voting and dispositive power over 82,676 shares of Common Stock directly owned by ACM. The shares of Common Stock beneficially owned by ACM represent approximately 0.43% of the outstanding shares of Common Stock. Apis Capital beneficially owns and has shared voting and dispositive power over 82,676 shares of Common Stock directly owned by ACM, which Apis Capital, as the general partner of ACM, may be deemed to beneficially own. The shares of Common Stock beneficially owned by Apis Capital represent approximately 0.43% of the outstanding shares of Common Stock. Dr. Radjabli, as the managing partner of Apis Capital, may be deemed to have shared voting and dispositive power over the shares of Common Stock that Apis Capital beneficially owns or may be deemed to beneficially own. Apis Ventures does not beneficially own or have voting or dispositive power over any shares of Common Stock.

(c)    Except as set forth on Schedule 1 attached hereto, the Reporting Persons have not entered into any transactions with respect to the Common Stock during the past sixty (60) days.

(d)    None.

(e)    As of December 11, 2018, the Reporting Persons ceased to beneficially own more than five percent of the Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

Item 6 of the Original Statement is hereby amended and restated as follows:

Apis Capital is the general partner of ACM pursuant to a limited partnership agreement which authorizes Apis Capital, among other things, to invest the funds of ACM in the shares of Common Stock and other securities and to vote, exercise or convert and dispose of such securities. Apis Capital is manager of Apis Ventures which authorizes Apis Capital, among other things, to invest the funds of Apis Ventures in securities and to vote, exercise or convert and dispose of such securities. Pursuant to such agreements, Apis Capital is entitled to receive fees based on assets under management and allocations based on realized and unrealized gains on such assets. Dr. Radjabli is the managing partner of Apis Capital and may be deemed to own beneficially securities over which Apis Capital exercises voting and dispositive power.

ACM is short with respect to American-style call options which are currently outstanding referencing an aggregate of:

•	19,500 shares of Common Stock with a strike price of $2.50 per share expiring on January 18, 2019,

•	49,800 shares of Common Stock with a strike price of $5.00 per share expiring on February 15, 2019.

Other than the foregoing and the Joint Filing Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2, or between such persons and any person, with respect to the securities of Veritone, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2018

ACM MARKET NEUTRAL VOLATILITY STRATEGY FUND LP

By: Apis Capital Management LLC, its general partner

By:	/s/ Dr. Edgar Radjabli
Name:	Dr. Edgar Radjabli
Title:	Managing Partner

APIS VENTURES LLC

By: Apis Capital Management LLC, its manager

By:	/s/ Dr. Edgar Radjabli
Name:	Dr. Edgar Radjabli
Title:	Managing Partner

APIS CAPITAL MANAGEMENT LLC

By:	/s/ Dr. Edgar Radjabli
Name:	Dr. Edgar Radjabli
Title:	Managing Partner

/s/ Dr. Edgar Radjabli
DR. EDGAR RADJABLI

SCHEDULE 1

TRANSACTIONS WITHIN THE LAST 60 DAYS

Certain of the Reporting Persons’ same-day, same-way trades with respect to the Common Stock that occurred within a one-dollar price range have been aggregated and reported using a weighted average price for such trades. For the trades that have been aggregated on this Schedule 1, the range of prices for such trades is set forth below. Upon the request of the staff of the U.S. Securities and Exchange Commission, the Reporting Persons will provide full information regarding the number of shares of Common Stock that were purchased or sold at each separate price.

ACM Market Neutral Volatility Strategy Fund LP

Date	Nature of Transaction	Amount of Securities Purchased / (Sold)	Price ($)	Price Range Low ($)	Price Range High ($)
12/22/2018	Sale of Common Stock upon exercise by counterparty of December 2018 American-style Call Options ($2.50 strike price)	(7,600)	2.50	—	—

12/21/2018	Sale of Common Stock	(50,000)	4.20	4.08	4.26

12/21/2018	Purchase of January 2019 American-style Call Options ($5.00 strike price)	61,900	0.65	0.65	0.65

12/21/2018	Purchase of February 2019 American-style Call Options ($5.00 strike price)	82,000	0.65	0.65	0.65

12/20/2018	Purchase of January 2019 American-style Call Options ($2.50 strike price)	10,000	2.00	2.00	2.00

12/20/2018	Purchase of January 2019 American-style Call Options ($5.00 strike price)	60,000	0.50	0.50	0.50

12/19/2018	Purchase of January 2019 American-style Call Options ($5.00 strike price)	70,000	0.60	0.55	0.65

12/18/2018	Sale of December 2018 American-style Call Options ($7.50 strike price)	(2,000)	0.05	0.05	0.05

12/18/2018	Purchase of January 2019 American-style Call Options ($5.00 strike price)	45,400	0.63	0.65	0.70

12/18/2018	Sale of Common Stock upon exercise by counterparty of December 2018 American-style Call Options ($5.00 strike price)	(2,000)	5.00	—	—

12/17/2018	Sale of Common Stock	(1,100)	5.14	5.14	5.14

12/17/2018	Sale of December 2018 American-style Call Options ($7.50 strike price)	(10,800)	0.05	0.05	0.05

12/17/2018	Purchase of January 2019 American-style Call Options ($5.00 strike price)	22,800	0.69	0.65	0.70

12/14/2018	Sale of Common Stock upon exercise by counterparty of December 2018 American-style Call Options ($2.50 strike price)	(2,400)	2.50	—	—

12/14/2018	Sale of Common Stock upon exercise by counterparty of December 2018 American-style Call Options ($2.50 strike price)	(500)	2.50	—	—

12/13/2018	Sale of December 2018 American-style Call Options ($2.50 strike price)	(10,000)	3.10	3.10	3.10

12/13/2018	Sale of December 2018 American-style Call Options ($5.00 strike price)	(20,000)	0.78	0.75	0.80

12/13/2018	Sale of January 2019 American-style Call Options ($2.50 strike price)	(10,000)	3.10	3.10	3.10

12/13/2018	Sale of January 2019 American-style Call Options ($5.00 strike price)	(30,000)	0.93	0.85	1.00

12/13/2018	Sale of Common Stock upon exercise by counterparty of December 2018 American-style Call Options ($2.50 strike price)	(50,000)	2.50	—	—

Date	Nature of Transaction	Amount of Securities Purchased / (Sold)	Price ($)	Price Range Low ($)	Price Range High ($)
12/13/2018	Sale of Common Stock upon exercise by counterparty of January 2019 American-style Call Options ($2.50 strike price)	(70,600)	2.50	—	—

12/13/2018	Sale of Common Stock upon exercise by counterparty of February 2019 American-style Call Options ($2.50 strike price)	(1,000)	2.50	—	—

12/12/2018	Sale of December 2018 American-style Call Options ($2.50 strike price)	(50,000)	3.24	3.10	3.30

12/12/2018	Sale of December 2018 American-style Call Options ($5.00 strike price)	(21,600)	0.91	0.85	1.00

12/12/2018	Sale of December 2018 American-style Call Options ($7.50 strike price)	(200)	0.15	—	—

12/12/2018	Sale of January 2019 American-style Call Options ($2.50 strike price)	(84,300)	3.54	3.40	3.70

12/12/2018	Sale of January 2019 American-style Call Options ($5.00 strike price)	(120,100)	1.20	1.00	1.40

12/12/2018	Sale of February 2019 American-style Call Options ($5.00 strike price)	(10,000)	1.35	1.35	1.35

12/12/2018	Sale of Common Stock upon exercise by counterparty of January 2019 American-style Call Options ($2.50 strike price)	(51,800)	2.50	—	—

12/11/2018	Sale of Common Stock upon exercise by counterparty of January 2019 American-style Call Options ($2.50 strike price)	(43,100)	2.50	—	—

12/11/2018	Sale of Common Stock upon exercise by counterparty of February 2019 American-style Call Options ($2.50 strike price)	(19,200)	2.50	—	—

12/11/2018	Sale of January 2019 American-style Call Options ($5.00 strike price)	(30,000)	1.57	1.50	1.60

12/11/2018	Sale of February 2019 American-style Call Options ($5.00 strike price)	(22,000)	1.66	1.60	1.75

12/10/2018	Purchase of Common Stock upon exercise of December 2018 American-style Call Options ($2.50 strike price)	257,400	2.50	—	—

12/10/2018	Exercise of December 2018 American-style Call Options ($2.50 strike price)	(257,400)	2.50	—	—

12/10/2018	Purchase of Common Stock upon exercise of December 2018 American-style Call Options ($5.00 strike price)	136,800	5.00	—	—

12/10/2018	Exercise of December 2018 American-style Call Options ($5.00 strike price)	(136,800)	5.00	—	—

12/10/2018	Purchase of Common Stock	31,880	6.63	6.43	6.70

12/10/2018	Sale of January 2019 American-style Call Options ($2.50 strike price)	(139,100)	4.17	4.00	4.70

12/10/2018	Sale of January 2019 American-style Call Options ($5.00 strike price)	(80,000)	2.00	1.70	2.60

12/10/2018	Sale of February 2019 American-style Call Options ($2.50 strike price)	(74,300)	4.06	4.00	4.20

12/10/2018	Sale of February 2019 American-style Call Options ($5.00 strike price)	(82,400)	1.95	1.75	2.10

12/6/2018	Sale of Common Stock	(1,000)	5.79	—	—

12/4/2018	Sale of Common Stock	(27,000)	5.42	5.19	5.83

12/4/2018	Purchase of December 2018 American-style Call Options ($5.00 Strike Price)	10,000	1.55	1.55	1.55

12/4/2018	Purchase of December 2018 American-style Call Options ($2.50 Strike Price)	10,000	3.57	3.50	3.60

Date	Nature of Transaction	Amount of Securities Purchased / (Sold)	Price ($)	Price Range Low ($)	Price Range High ($)
12/3/2018	Purchase of December 2018 American-style Call Options ($10.00 Strike Price)	10,000	0.25	—	—

12/3/2018	Purchase of December 2018 American-style Call Options ($7.50 Strike Price)	21,000	0.54	0.45	0.75

12/3/2018	Purchase of December 2018 American-style Call Options ($5.00 Strike Price)	14,500	1.37	1.35	1.40

12/3/2018	Purchase of December 2018 American-style Call Options ($2.50 Strike Price)	27,500	3.62	3.30	3.70

12/3/2018	Purchase of January 2019 American-style Call Options ($2.50 Strike Price)	7,100	3.48	3.40	3.70

11/30/2018	Purchase of Common Stock	91,100	5.88	5.78	5.95

11/30/2018	Purchase of December 2018 American-style Call Options ($7.50 Strike Price)	20,000	0.55	0.55	0.55

11/30/2018	Purchase of December 2018 American-style Call Options ($5.00 Strike Price)	300	1.50	1.50	1.50

11/30/2018	Purchase of December 2018 American-style Call Options ($2.50 Strike Price)	30,400	3.63	3.50	3.70

11/30/2018	Purchase of January 2019 American-style Call Options ($2.50 Strike Price)	4,800	3.60	3.60	3.60

11/29/2018	Purchase of Common Stock	30,209	5.80	5.72	5.91

11/29/2018	Purchase of December 2018 American-style Call Options ($7.50 Strike Price)	18,100	0.55	0.50	0.55

11/29/2018	Purchase of December 2018 American-style Call Options ($5.00 Strike Price)	600	1.45	1.45	1.45

11/29/2018	Purchase of December 2018 American-style Call Options ($2.50 Strike Price)	31,600	3.69	3.60	3.70

11/29/2018	Purchase of January 2019 American-style Call Options ($2.50 Strike Price)	16,000	3.76	3.70	3.80

11/28/2018	Purchase of Common Stock	20,100	5.73	5.68	5.78

11/28/2018	Purchase of December 2018 American-style Call Options ($7.50 Strike Price)	19,800	0.53	0.50	0.55

11/28/2018	Purchase of December 2018 American-style Call Options ($5.00 Strike Price)	400	1.45	1.45	1.45

11/28/2018	Purchase of December 2018 American-style Call Options ($2.50 Strike Price)	38,600	3.45	3.40	3.50

11/28/2018	Purchase of January 2019 American-style Call Options ($2.50 Strike Price)	10,000	3.50	3.50	3.50

11/28/2018	Purchase of February 2019 American-style Call Options ($2.50 Strike Price)	4,300	3.50	3.50	3.50

11/27/2018	Purchase of December 2018 American-style Call Options ($7.50 Strike Price)	200	0.50	0.50	0.50

11/27/2018	Purchase of December 2018 American-style Call Options ($5.00 Strike Price)	15,500	1.40	1.40	1.40

11/27/2018	Purchase of December 2018 American-style Call Options ($2.50 Strike Price)	20,000	3.45	3.40	3.50

11/26/2018	Purchase of December 2018 American-style Call Options ($5.00 Strike Price)	10,000	1.25	1.25	1.25

11/26/2018	Purchase of December 2018 American-style Call Options ($2.50 Strike Price)	10,000	3.20	3.20	3.20

11/23/2018	Purchase of December 2018 American-style Call Options ($2.50 Strike Price)	49,000	3.44	3.40	3.50

11/21/2018	Purchase of Common Stock	20,000	5.62	5.56	5.68

11/20/2018	Purchase of Common Stock	107,687	5.38	5.16	5.45

11/20/2018	Purchase of December 2018 American-style Call Options ($5.00 Strike Price)	30,300	1.15	0.95	1.20

Date	Nature of Transaction	Amount of Securities Purchased / (Sold)	Price ($)	Price Range Low ($)	Price Range High ($)
11/19/2018	Purchase of Common Stock	30,000	5.35	5.29	5.39

11/19/2018	Purchase of December 2018 American-style Call Options ($10.00 Strike Price)	1,100	0.15	—	—

11/19/2018	Purchase of December 2018 American-style Call Options ($7.50 Strike Price)	5,800	0.32	0.30	0.40

11/19/2018	Purchase of December 2018 American-style Call Options ($5.00 Strike Price)	10,100	1.05	0.95	1.05

11/19/2018	Purchase of December 2018 American-style Call Options ($2.50 Strike Price)	40,300	2.99	2.95	3.00

11/19/2018	Purchase of February 2019 American-style Call Options ($5.00 Strike Price)	12,400	1.30	1.29	1.30

11/16/2018	Purchase of Common Stock	30,000	5.48	5.30	5.76

11/16/2018	Purchase of December 2018 American-style Call Options ($7.50 Strike Price)	10,300	0.25	0.20	0.25

11/16/2018	Purchase of December 2018 American-style Call Options ($5.00 Strike Price)	34,800	0.90	0.80	0.95

11/16/2018	Purchase of February 2019 American-style Call Options ($5.00 Strike Price)	20,000	1.32	1.27	1.35

11/15/2018	Purchase of Common Stock	10,000	5.80	5.80	5.80

11/15/2018	Purchase of December 2018 American-style Call Options ($7.50 Strike Price)	14,400	0.23	0.20	0.25

11/15/2018	Purchase of December 2018 American-style Call Options ($5.00 Strike Price)	10,300	1.10	1.10	1.10

11/14/2018	Purchase of December 2018 American-style Call Options ($7.50 Strike Price)	10,000	0.25	0.25	0.25

Apis Capital Management LLC

Date	Nature of Transaction	Amount of Securities Purchased / (Sold)	Price ($)	Price Range Low ($)	Price Range High ($)
12/21/2018	Purchase of Common Stock	800	4.00	$4.00	$4.00

12/13/2018	Sale of Common Stock upon exercise by counterparty of January 2019 American-style Call Options ($2.50 strike price)	(17,500)	2.50	—	—

12/12/2018	Sale of Common Stock upon exercise by counterparty of January 2019 American-style Call Options ($2.50 strike price)	(16,300)	2.50	—	—

12/12/2018	Purchase of Common Stock upon exercise of December 2018 American-style Call Options ($5.00 strike price)	33,000	2.50	—	—

12/12/2018	Exercise of December 2018 American-style Call Options ($5.00 strike price)	(33,000)	2.50	—	—

12/10/2018	Sale of January 2019 American-style Call Options (2.50 Strike Price)	(33,800)	4.20	4.20	4.20

12/4/2018	Sale of December 2018 American-style Call Options ($2.50 Strike Price)	(2,000)	2.85	—	—

12/3/2018	Purchase of December 2018 American-style Call Options ($7.50 Strike Price)	200	1.55	1.55	1.55

12/3/2018	Purchase of December 2018 American-style Call Options ($5.00 Strike Price)	600	1.50	—	—

12/3/2018	Purchase of December 2018 American-style Call Options ($2.50 Strike Price)	35,000	3.70	3.70	3.70